DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES

         NEWPORT BEACH

Ritz Carlton Annex

    Balboa Bay Club Annex

(310) 823-8300/fax (310) 301-3370

Don@securities-attys.com

Respond To:

P.O. Box 12009

Marina Del Rey, CA

90295-3009

April 17, 2012

Mr. Ajay Koduri

Staff Attorney

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re: Insynergy Products, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 31, 2012

File No. 333-179262

Dear Mr. Koduri,

We have been employed by Insynergy Products, Inc. (formerly Insynergy Inc.) (the “Company”), to represent them in connection with this Amendment No. 1 to their Forms S-1 registration Statement,  which was filed on January 31, 2012.

I am responding to your letter of comments dated February 24, 2012.  Amendment No 1 to the registration statement has just been filed.  Attached is a copy of that document, marked to show changes.

The paragraph numbers set forth below match the numbered paragraphs in your letter with our response set out below each comment.

1.  Re Shell Status.  Please see our early response to staff submitted in March 2012.  Per that submission, the Company’s management does not believe the Company is, nor has it ever been a shell.  In accordance with telephone guidance from Staff, we have not made the suggested changes in this comment 1.

2. See response to comment 1 above.

3.  Auditor Consent:  Revised per Staff comment.

4.  Disclosure that Management does not believe it is a Blank Check Company, and has no intention to become one in the future, have been made.

5.

 a.  Disclosure has been made of the estimated amount of capital needed over the next 12 months to meet short term liquidity needs, and the anticipated costs of reports and public company compliance.

 b. We have now discussed with Specificity what the estimated funding would be used for.

6.  A complete discussion of why the Company is becoming a public company has been included.

7.  A risk factor has been added re the control of the Company and its board by Messrs Lang and Goldrod.

8.  We have added a column indicating the percentage of shares held after the offering.

9.  See response in 1 above.

10.  See response in 1 above.

11.  Complied with

12.  The Disclosure has been corrected regarding Messrs Lang and Goldrod’s involvement in the Company.

13.  The Item 403 format has been provided for the disclosure of ownership of shares by officers and directors as a group.

14.  Size of the market disclosure has been expanded to indicate sources for the information.

15.  Disclosure re excusive license agreements has been made.

16.  The disclosure on the Kruncher and the Xsize has been expanded.

17.  More information on the necessary minimum sales has been presented.

18.  The extent of testing of the Kruchers and the Xsize has been disclosed.

19.  We have disclosed that our Executive Officers essentially set their own compensation.

20..Executive Compensation for fiscal 2011 has been updated.

21.  We had disclosed the amount raised in the private placement which closed October 7, 2010.

22.  We have expanded the disclosure on the 84 sophisticated investors in accord with the Staff comment.

23.  Both notes have been attached as exhibits.

24.  Complied with.

If you desire more information or have questions, please contact me direct on my cell phone at 213 400 2007.

We appreciate your assistance in this matter.

Very Truly Yours,

/s/ Donald G. Davis

Donald G. Davis